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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. __)*

                       NEWCARE HEALTH CORPORATION
                       --------------------------
                            (Name of Issuer)

                      Common Stock, $.02 Par Value
                     -----------------------------
                     (Title of Class of Securities)

                               651053 10 0
                              --------------
                              (CUSIP Number)

                             Jon D. Sawyer, Esq.
                Krys Boyle Freedman Scott & Sawyer, P.C.
        600 17th Street, Suite 2700 South Tower, Denver, Colorado 80202
                             (303) 893-2300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            February 19, 1997
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box.---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              SCHEDULE 13D
     CUSIP No.  651053 10 0

1    NAME OF REPORTING PERSON                              Chris Brogdon

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  ---
                                                           (b)  -X-
3    SEC USE ONLY

4    SOURCE OF FUNDS                                       PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               ---

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                                     2,086,802

8    SHARED VOTING POWER                                   5,550

9    SOLE DISPOSITIVE POWER                                2,086,802

10   SHARED DISPOSITIVE POWER                              5,550

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                              2,092,352

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
     EXCLUDES CERTAIN SHARES                               ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    18.9%

14   TYPE OF REPORTING PERSON                              IN
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ITEM 1.   SECURITY AND ISSUER.

     This Schedule relates to shares of Common Stock, $.02 par value ("Common Stock"), of NewCare Health Corporation, a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3600 Oak Manor Lane, Largo, Florida 34644.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule is filed by Chris Brogdon, whose business address is 6000 Lake Forrest Drive, Suite 200, Atlanta, Georgia 30328. Mr. Brogdon holds the following positions with Retirement Care Associates, Inc., a Colorado corporation, headquartered at the above address:

                  Chris Brogdon - President and Director

     Retirement Care Associates, Inc. is a leading provider in the southeastern United States of senior residential care services, which include long-term care, assisted living and independent living services.

     Mr. Brogdon is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the shares which have been acquired or which will be acquired are being paid for out of Mr. Brogdon's personal funds except as disclosed in Item 6 below.

     Chris Brogdon has in the past purchased a total of approximately 16,824 shares in the market and paid a total of approximately $20,500. See details in Item 5 below for purchases in last 60 days.

     The block of 869,978 shares being purchased from Robert Bell, Sr. are being purchased at a price of $1.20 per share and the block of 1,200,000 shares are being purchased at a price of $1.50 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

     The first 16,824 shares of Common Stock purchased by Chris Brogdon were
purchased for investment purposes.   The remaining shares are being purchased
pursuant to the terms of the letter of understanding which Chris Brogdon entered into with the Issuer on January 31, 1997. This letter of understanding was approved by the Issuer's Board of Directors on February 19, 1997. This letter of understanding provided for the following:

     (a) Chris Brogdon will purchase 869,978 shares of Common Stock from Robert W. Bell, Sr., a former CEO of the Issuer, for a price of $1.20 per share.

     (b) Chris Brogdon will purchase 1,200,000 shares of Common Stock from a former director of the Issuer at a price of $1.50 per share in connection with the settlement of certain litigation between such former director and the Issuer.

     (c) Chris Brogdon and Harlan Matthews will be added to the Issuer's Board of Directors effective February 19, 1997, and Chris Brogdon and other persons he selects will eventually assume management responsibility of the Issuer.

     (d) At such time as Chris Brogdon and his designees assume management responsibility of the Issuer, the Issuer will grant to such persons options to purchase a total of 1,500,000 shares of common stock at a price of $2.20 per share.

     Chris Brogdon has also entered into an agreement with Retirement Care Associates, Inc. ("RCA") regarding the above transaction which provides that in the event RCA's proposed merger with Sun Healthcare Group, Inc., or a similar transaction, is not closed by December 31, 1997, all of the shares which have been purchased pursuant to the above agreement by affiliates of RCA will be offered to RCA for the price at which they purchased the shares.

     Mr. Brogdon regularly invests in securities and he intends to continue to evaluate the business of the Issuer and he may acquire additional shares of Common Stock in the market.

     Except as described above, Mr. Chris Brogdon has not formulated any plans or proposals which would result in any: (i) acquisition or disposition of additional securities of the Issuer; (ii) extraordinary corporate transaction; (iii) sale or transfer of a material amount of the Issuer's assets; (iv) change in the present board of directors or the management of the Issuer; (v) material change in the present capitalization or dividend policy of the Issuer; (vi) other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or otherwise take actions which may impede the acquisition of control of the Issuer by any person; (viii) event causing the common stock to cease to be authorized to be quoted on the NASDAQ Small Cap Market; or (ix) termination of the Issuer's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this filing, and solely for the purposes hereof, Chris Brogdon is treated as beneficially owning 2,092,352 shares of common stock, which is approximately 18.9% of the shares outstanding. This includes the blocks of 869,978 shares and 1,200,000 shares which Mr. Brogdon has the right to acquire as described in Item 4 above. See Item 6 below for the details on who is actually expected to purchase the block of 869,978 shares.

     (b) Chris Brogdon has the power to dispose of and the power to vote the 16,824 shares which he already owns, and he will have the power to dispose of and the power to vote any shares which he actually purchases pursuant to his right to acquire such shares. Chris Brogdon will have the shared power to dispose of and the shared power to vote any shares which are actually purchased by his wife, Connie Brogdon, and he currently has the shared power to dispose of and to vote 1/2 of the 11,101 shares owned by Winter Haven Homes, Inc., which is 50% owned by Chris Brogdon's wife.

     (c) The trading dates, number of shares of common stock purchased and the price per share for all transactions in the common stock during the past 60 days by Chris Brogdon are set forth below:

          Date of               Number of
        Transaction         Shares Purchased      Price Per Share
        -----------         ----------------      ---------------
          1-17-97                 5,000              $1.25
          1-17-97                 5,000              $1.15625

     (d)  Not applicable.
     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     With respect to the block of 869,978 shares of the Issuer's common stock described in Item 4 above, Chris Brogdon has informally assigned the right to purchase 682,978 of such shares to 23 personal friends and business associates of Mr. Brogdon, and these persons are in the process of purchasing such shares.
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Following is a listing of the persons buying all 869,978 shares and the number of shares they are buying:
                                                  Number
         Name                                    of Shares
         ----                                    ---------
     Chris Brogdon                                 87,000
     Connie B. Brogdon                            100,000
     C. W. Freeman                                 10,000
     James Jeffrey Andrews                         50,000
     Darrell C. Tucker                             20,000
     Juanita Tucker                                35,000
     Juanita Tucker TTEE, U/W/O Lionel Rabun       45,000
     Mark I. Berkowitz and Bruce M.
       Berkowitz, JTWROS                           52,083
     Robert G. Lancaster, Jr. CPA or
       Laura McClain Lancaster                     30,000
     Joe L. Collins                                30,000
     Phillip M. Rees                                5,000
     William McBride III                           50,000
     A. C. Dimitriadis                             50,000
     Gene Lane, Ltd.                              187,000
     John R. Mack                                   5,000
     Thomas M. Knudsen                             20,000
     Julian S. Daley                                5,000
     Ken Ross Architects, Inc.                     10,000
     Robert W. Lawson and Pamela D. Lawson         50,000
     Sawyer Family Partners                        10,000
     Bathgate Family Partnership II                 4,000
     Steven M. Bathgate                             5,447
     Eugene C. McColley                             9,448
                                                  -------
         Total                                    869,978

     Mr. Brogdon expects to assign the rights to purchase an undetermined number of the shares in the block of 1,200,000 shares to personal friends and business associates, some of which also participated in the purchase of the block of 869,978 shares.

     Except for those matters disclosed herein, Mr. Brogdon has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1 Letter of Understanding dated January 31, 1997, between Chris Brogdon and A.R. "Charlie" Neal, legal counsel on behalf of NewCare Health Corporation

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 20, 1997             /s/ Chris Brogdon
                                     Chris Brogdon